UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
FEB 25 2009
Washington, DC

3313 S. Packerland Suite E
(No. and Street)

DE Pere, WI 54115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Schueler (920) 347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith J. Brunette (920) 592-0400
(Name – *if individual, state last, first, middle name*)

808 Bayland Court Green Bay, WI 54304
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Schueler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMEN M. BIERSTAKER NOTARY PUBLIC STATE OF WISCONSIN

Signature

Chairman of the Board & CEO
Title

Notary Public exp. 03-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountant's Audit Report

December 31, 2008

KCD Financial, Inc.
Table of Contents

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

Independent Auditor's Report on Internal Control of a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

February 20, 2009

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures, and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2008. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry National Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Sincerely,

Keith J. Brunette, CPA

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying Balance Sheet -- income tax basis, of KCD Financial, Inc. as of December 31, 2008, and the related statements of Income, Retained Earnings-- income tax basis, Changes in Stockholders' Equity--income tax basis, Cash Flows – income tax basis, and the computation of Net Capital. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited FOCUS Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on FOCUS Part IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2008, and results of its operations and cash flows for the period then ended on the basis of accounting described in the Notes to the Financial Statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Sincerely,

Keith Brunette CPA

KCD Financial, Inc.
Statement of Financial Condition - IncomeTax Basis
December 31, 2008

ASSETS	**2008**	**2007**
CURRENT ASSETS		
Cash in Bank - Associated Bank	$44,219	$313,177
Petty Cash	250	48
Accounts Receivable - Concessions	80,948	142,652
Accounts Receivable - SWS	4,096	1,909
SWS KCD Corp. Account	30,387	0
Money Market	59,166	0
Misc. Rep. Renewals	2,111	3,785
TOTAL CURRENT ASSETS	$221,176	$461,571
FIXED ASSETS		
Vehicles	$15,000	$15,000
Equipment	35,390	33,185
Furniture and Fixtures	6,647	6,647
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(52,804)	(50,050)
TOTAL FIXED ASSETS	$5,582	$6,130
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	$34,020	$33,319
Organizational Costs (net of amortization)	68	539
Loan to Shareholders		0
TOTAL OTHER ASSETS	$34,088	$33,858
TOTAL ASSETS	**$260,846**	**$501,559**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued Commissions Payable	$71,234	$125,534
Misc. Monthly Vendor Accrued	(56)	437
Credit Card Payable	76	223
Other Accrued Liabilities	85,339	0
FICA Taxes Payable	11,410	0
State Withholding Payable	1,646	6,168
Federal Unemployment Payable	0	0
State Unemployment Payable	0	0
Federal Tax Payable	0	21,557
Simple IRA Payable	2,409	0
Tennessee Franchise Tax Payable	0	100
Ohio Franchise Tax Payable	0	50
South Carolina Franchise Tax Payable	0	25
Alabama Franchise Tax Payable	110	110
Oklahoma Franchise Tax Payable	0	100
Montana Franchise Tax Payable	0	50
Wisconsin Corporate Taxes Payable	0	4,556
TOTAL CURRENT LIABILITIES	$172,167	$158,911

See accompanying notes to financial statements and accountants' audit report

STOCKHOLDER'S EQUITY		
Common stock, .0001 Par Value - 50,000 shares registered with State	$105,150	$105,150
10,000 Board Authorized to be Issued		
8,433 shares actually issued		
Preferred stock $25 Par Value	$106,250	$225,000
10,000 Authorized		
9,000 Issued		
Dividend - Preferred	(87,987)	(59,750)
Treasury Stock - Common	(11,000)	(11,000)
Retained Earnings	(23,734)	83,248
TOTAL EQUITY	$88,679	$342,648
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$260,846**	**$501,559**

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Statement of Income and Retained Earnings - Income Tax Basis
December 31, 2008

	2008	2007
OPERATING REVENUES		
Concessions	$3,676,272	$3,785,140
Real Estate Fees	231,236	296,029
Other Operating Revenue	555,908	755,616
TOTAL REVENUE	$4,463,415	$4,836,785
OPERATING EXPENSES		
Commissions	3,658,691	3,993,013
Cost of Labor	522,482	477,637
Operating Expenses	387,308	132,210
TOTAL OPERATING EXPENSES	4,568,481	4,602,860
OPERATING LOSS/INCOME	($105,066)	$233,925
PROVISION FOR INCOME TAXES	($1,915)	($62,419)
NET LOSS/INCOME	($106,981)	$171,506
BEGINNING RETAINED EARNINGS	$83,248	(88,258)
ENDING RETAINED EARNINGS	($23,734)	$83,248

KCD Financial, Inc.
Statement of Cash Flow - Income Tax Basis
December 31, 2008

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss/Income	($106,982)	$171,506
Adjustments to reconcile net loss to net cash flows from operating activities:		
Amortization	471	941
Depreciation	2,754	8,997
Increase in Receivables	61,191	223,098
Increase in Payables	13,256	(134,999)
Net Cash Produced by Operating Activities	(29,311)	269,543
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Assets	(2,206)	(4,599)
Other Assets		13,502
Required Deposits	(31,088)	(1,347)
Payment of Preferred Dividend	(28,237)	(59,750)
Repurchase of Common Stock	0	(11,000)
Repurchase of Preferred Stock	(118,750)	0
Net Cash Produced by Investment Activities	(180,280)	(63,194)
Net Increase in Cash	(209,591)	206,349
CASH AT BEGINNING OF YEAR	313,225	106,876
CASH AT END OF YEAR	$103,634	$313,225

KCD Financial, Inc.
Statement of Changes in Stockholder Equity - Income Tax Basis
December 31, 2008

	Capital	Retained Earnings
Beginning Balance	$ 330,150	$ 83,248
Contributed Capital	0	
Payment of Preferred Dividend	(87,987)	
Repurchase of Capital Stock	(129,750)	
Net Income/(Loss)		(106,982)
Ending Balance	$112,413	($23,734)

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2008

Summary of Significant Accounting Principles

This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to other comprehensive basis of accounting, income tax basis, and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, and insurance policies at the request of its clients.

Basis of Accounting

The company uses other comprehensive basis of accounting (OCBOA) tax depreciation for reporting purposes rather than method/lives required by generally accepted accounting principles.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of three months or less to be cash equivalents. In addition, the Company excludes restricted cash in this number.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows: federal - $0 and state - $710. As of December 31, 2008, the company had retained earnings of $(23,734).

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2008

Cash Segregated Under Federal and Other Regulations
As required by the SEC/FINRA, the Company has segregated cash of $50,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Lease Agreement
The Company entered into a lease agreement for office space for its De Pere location with Business Development Corp., commencing March 1, 2007 for a term of 4 years ending February 28, 2011, at an annual rate of $39,744 per year with 3.5% annual increases. The company is also responsible for all utilities.

Legal Issues
As of December 31, 2008 the company does not have any outstanding legal issues or obligations.

Consulting & Travel Expenses
In the 4th quarter of 2008, two officers resigned from KCD Financial and the President was in ill health. As a result, new board members were appointed to run the company, but were not hired as employees of KCD Financial. These board members were compensated for travel costs incurred in the course of performing work for KCD Financial. In addition, board members were paid consulting fees for work performed. No consulting agreement signed by KCD. There are some concerns regarding the magnitude of expenses incurred in consulting and travel in the 4th quarter. A review of these expenses is currently underway by the current management team at KCD.

Stockholders' Equity
The Board of Directors of the Corporation is expressly vested with the authority to divide the Series Preferred Stock into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors hereto.

Stockholders' Equity (continued)

Subject to the prior and superior rights of the Series Preferred Stock and on the conditions set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the Board of Directors may declare and pay dividends on the Common Stock from time to time as funds may be legally available, therefore, which may be payable in cash, stock or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of any Series Preferred Stock, the holders of the Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation and after all payments and distributions shall have been made in full to the holders of the Series Preferred Stock as may have been required under the terms of the resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

At the October 2, 2008 Board of Directors' Meeting, the Board agreed to retire 25% of the preferred shares that belong to the Prange family. All accumulated dividends were calculated through September 17, 2008. A payment schedule has been agreed to for future retirements on a systematic basis.

Commissions

Commissions and related clearing expenses are recorded in the month the commission is earned. Commissions payable to representatives are estimated based on historical pay-out rates.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

	2008	2007
NET CAPITAL		
Total Stockholders' Equity	$88,679	$342,648
Deduct Stockholders' Equity Not allowed for Net Capital	0	0
Total Stockholders' Equity Qualified for net Capital	88,679	342,648
Deductions and/or Charges:		
Nonallowable Assets:		
Petty Cash	250	48
Company Fixed Assets	5,582	6,130
Aged Receivables - over 30 days	5,161	4,595
Receivables From Non-Customers	2,111	3,784
Other Assets	68	539
	13,172	15,096
NET CAPITAL	$75,507	$327,552
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	71,253	126,194
Accrued Employer Taxes	100,914	32,716
TOTAL AGGREGATE INDEBTEDNESS	$172,167	$158,911
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	11,478	10,594
Minimum Dollar Requirement	50,000	25,000
Excess Net Capital	$25,507	$302,552
Excess net Capital at 1000%	$58,290	$311,661
Ratio: Aggregate Indebtedness to Net Capital	228%	49%

KCD Financial, Inc.
Reconciliation of Net Capital - Part IIA
December 31, 2008

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/08	AUDIT REPORT 12/31/08	DIFFERENCE	EXPLANATION REFERENCE
ASSETS				
1. Cash	$167,792	$168,042	($250)	1
10. Property, Furniture and Equipment	5,650	5,582	$68	2
11. Other Assets	250	68	$182	3

KCD Financial, Inc.
Reconciliation of Net Capital – Part IIA
December 31, 2008

EXPLANATIONS:

1. Petty Cash of $250 is reclassified from Other Asset to Cash.

2. Organizational Cost of $68 was reclassified to Other Asset.

3. Organizational Cost of $68 was reclassified to Other Asset, and Petty Cash of $250 was classified as Cash.

SUPPLEMENTAL INFORMATION

KCD Financial, Inc.
OPERATING EXPENSES - COST OF LABOR
December 31, 2008

	2008	2007
OPERATING EXPENSES		
COST OF LABOR		
Salaries	$248,427	$237,210
Hourly Wages	127,808	109,658
Exec Bonus Commission	80,857	86,124
FICA Tax Expense	30,947	29,554
Federal Unemployment Tax	392	392
State Unemployment Tax	809	809
Staff Training	1,575	2,473
Workers Comp	518	791
Car Allowance	14,000	18,000
Simple IRA Expense	5,905	-
Life Insurance	11,245	10,627
TOTAL COST OF LABOR	$522,482	$495,637

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
OPERATING EXPENSES - GENERAL
December 31, 2008

	2008	2007
OPERATING EXPENSES		
NASD Reg. Fees/Misc	$1,719	$970
State Reg. Fees	85	-
Licenses and Permits	-	948
E & O Insurance	(19,246)	(32,073)
Liability Insurance	500	401
Telephone	10,226	9,117
Postage and Delivery	8,077	10,831
Printing and Reproduction	467	986
Equipment Repairs	617	294
Computer Repairs	8,394	10,518
Computer Software	105	301
Equipment Rental	568	408
Rent	40,787	37,961
Gas and Electric	6,137	6,051
Property Taxes	251	252
Depreciation Expense	2,754	8,997
Amortization Expense	471	941
Miscellaneous	5,744	1,291
Advertising	0	1,532
Meals and Entertainment	44	166
Travel	47,896	14,047
Meetings	815	934
Office Supplies	8,027	11,500
Diminimis Fringe	4,821	0
Cleaning and Maintenance	1,320	955
Legal Fees	63,534	1,950
Accounting Fees	5,459	4,134
Consultants	180,321	0
Professional Fees - Technology	3,466	0
Miscellaneous Professional Fees	1,819	0
Dues and Subscriptions	1,425	1,521
Bad Debt Expense	30	2,752
Board of Directors Fees	0	16,500
Bank Service Charges	675	26
TOTAL COST OF OPERATING EXPENSES	$387,308	$114,210

END